SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OWENS CORNING

SAVINGS PLAN

OWENS CORNING

One Owens Corning Parkway

Toledo, Ohio 43659

Commission File No. 1-3660

REQUIRED INFORMATION

(a)	Financial Statements and Schedule.

1.	2004 Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits - as of December 31, 2004 and 2003

3.	Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 2004 and 2003

4.	Notes to Financial Statements

5.	Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2004

(b)	Exhibits.

Exhibit (23), Consent of Independent Registered Public Accounting Firm

In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements. Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

OWENS CORNING
SAVINGS PLAN

By:	/s/ Richard C. Tober
Richard C. Tober
Plan Administrator

Dated: June 17, 2005

Owens Corning

Savings Plan

Financial Statements and Supplemental Information

December 31, 2004 and 2003

Owens Corning

Savings Plan

Index

December 31, 2004 and 2003

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Owens Corning Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Owens Corning Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Toledo, Ohio

June 17, 2005

Owens Corning

Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets:
Investments:
Mutual funds:
Fidelity Low-Priced Stock Fund	$89,664,132	$70,334,405
Fidelity Retirement Money Market Portfolio	51,904,797	50,928,537
Spartan U.S. Equity Index Fund	41,228,662	37,301,320
Fidelity Blue Chip Growth Fund	38,960,081	37,126,372
Fidelity Diversified International Fund	36,991,947	26,740,103
Fidelity Growth & Income Portfolio	31,686,907	27,726,864
Fidelity Puritan Fund	26,536,346	23,345,130
Fidelity Growth Companies	16,542,098	12,012,660
Fidelity Aggressive Growth Fund	13,748,425	15,283,587
Fidelity Investment Grade Bond Index	13,574,031	12,905,110
Fidelity U.S. Bond Index	5,615,891	4,842,002
Spartan Extended Market Index	5,494,624	2,672,329
Fidelity Freedom 2010	4,163,511	2,851,736
Fidelity Freedom 2020	4,061,912	2,899,904
Fidelity Freedom 2030	2,168,509	1,573,965
Fidelity Freedom Income	1,589,839	1,049,158
Fidelity Freedom 2040	1,384,711	1,017,792
Fidelity Freedom 2000	544,815	491,207

Total mutual funds	385,861,238	331,102,181
Company common stock	2,497,821	319,772
Loans to participants (Note 4)	8,999,201	8,102,783

Total investments	397,358,260	339,524,736

Other receivables	21,992	—

Net assets available for benefits	$397,380,252	$339,524,736

The accompanying notes are an integral part of the financial statements.

Owens Corning

Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2004	2003
Investment income (loss):
Dividends	$9,982,206	$4,840,947
Interest on loans to participants	388,332	420,363
Realized loss on disposition of investments	(7,283,731)	(16,358,063)
Unrealized appreciation of investments	39,418,872	74,761,318

	42,505,679	63,664,565
Contributions:
Participants	27,790,797	26,086,766
Owens Corning	13,883,748	12,478,978
Transfers in	1,244,741	49,589

	42,919,286	38,615,333
Deductions:
Distributions to participants	(26,875,532)	(27,383,759)
Transfers out	(501,477)	(7,107,569)
Administrative expenses and other	(192,440)	(194,849)

	(27,569,449)	(34,686,177)
Net increase	57,855,516	67,593,721

Net assets available for benefits:
Beginning of period	339,524,736	271,931,015

End of period	$397,380,252	$339,524,736

The accompanying notes are an integral part of the financial statements.

Owens Corning

Savings Plan

Notes to Financial Statements

1.	Summary of Significant Provisions of the Plan and Accounting Policies

Operations of the Plan

The Owens Corning Savings Plan (the “Plan”) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (the “Company”). An eligible employee may elect to enroll in the Plan at any time.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

Plan investment elections are shares of mutual funds managed by Fidelity Investments and Company stock. The Plan does not currently permit new investments in Company stock, but allows participants to elect to transfer amounts currently invested in Company stock to any other investment fund. Fidelity Management Trust Company is the trustee (the “Trustee”) as defined by the Plan and the Company is the plan sponsor. These transactions qualify as permitted party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan contributions

Beginning January 31, 2003, participants could elect to contribute from 1% to 50% of their base pay to the Plan. Prior to January 31, 2003, participants could elect to contribute from 1% to 30% of their base pay to the Plan. Participants may designate all or a portion of their contributions as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

The Company matches 100% of participants’ contributions up to 5% of eligible compensation. All Company contributions are invested according to the participant’s elections at the time of the contribution; if a participant has no election on file, contributions are invested in the Fidelity Retirement Money Market Portfolio.

Included in participant contributions for the years ended December 31, 2004 and 2003, in the accompanying financial statements is approximately $1,322,000 and $959,000, respectively, of rollovers from other plans. Included in transfers in for the same years is approximately $1,245,000 and $50,000, respectively, of transfers from an hourly savings plan maintained by the Company.

Owens Corning

Savings Plan

Notes to Financial Statements

1.	Summary of Significant Provisions of the Plan and Accounting Policies (continued)

Allocation of contributions

Participant contributions and Company matching contributions are allocated to individual participant accounts each pay period. Each participant account is adjusted on each business day to reflect the fair market value of the investment funds in which the account is invested.

Plan investment options

Participants elect to have their contributions invested in 1% increments among the investment funds made available under the Plan. Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market values and trades are recorded at market value on the date of trade.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Internal Revenue Service has issued a determination letter dated April 8, 2004, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Owens Corning

Savings Plan

Notes to Financial Statements

1.	Summary of Significant Provisions of the Plan and Accounting Policies (continued)

Proceedings in the event of Plan termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant, if not previously vested, would become fully vested. Participants would, in accordance with the terms of the Plan, receive a distribution of their account balances including their contributions to the Plan and Company contributions to the Plan on their behalf and the earnings on those contributions.

2.	Plan Sponsor Voluntary Petition For Relief Under Chapter 11

As discussed in Note 1 of the Company’s 2004 financial statements included in its annual report filed on Form 10-K, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on October 5, 2000. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan. The Plan will continue to be funded in accordance with the Plan Agreement provisions subject to the outcome of the Chapter 11 bankruptcy proceedings noted above.

3.	Realized Gains and Losses and Unrealized Appreciation and Depreciation

Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses are calculated using the average historical cost of investments. Unrealized appreciation (depreciation) represents the change in cumulative unrealized appreciation (depreciation) on investments since the beginning of the year.

During 2004 and 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated by $32,135,141 and $58,403,255, respectively, as follows:

	For the years ended December 31,
	2004	2003
Mutual funds	$29,382,715	$58,406,218
Common stock	2,752,426	(2,963)

	$32,135,141	$58,403,255

Owens Corning

Savings Plan

Notes to Financial Statements

4.	Loans

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50% of their total vested account balance, limited to the total of contributions designated as before-tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A loan can be requested for any reason. Under the terms of the Plan, a borrower has from one to five years to repay the loan. Loans transferred into the Plan from other plans are continued under the same terms applicable to the loan when it originated. Some of these transferred loans may have a repayment term that is longer than five years. Repayments of principal and interest are invested in the same manner as the participant’s contributions.

5.	Vesting, Forfeitures and Distributions

Employees are 100% vested in participant contributions and Company matching contributions when made. However, Company profit sharing contributions, the last of which was made in the year ended December 31, 2002, continue to become 100% vested after three years of completed service.

Such vested contributions and earnings thereon are automatically distributable after termination of employment and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant’s account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Participants may at any time withdraw all or any part of the value of their after-tax contributions (this excludes contributions designated as deferrals). Participants aged 59-1/2, or older, may withdraw all or a portion of their before-tax deferral contributions and earnings. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Owens Corning

Savings Plan

Notes to Financial Statements

5.	Vesting, Forfeitures and Distributions (continued)

Company contributions and earnings thereon subsequent to December 30, 1989, cannot be withdrawn by Participants, even if vested, unless terminated, retired, 65 years of age or deceased. Prior to January 1, 2003 participants who voluntarily terminated or were terminated for cause forfeited the non-vested portion of the Company contributions and related earnings. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was approximately $105,000 and $604,000, respectively, for the years ended December 31, 2004 and 2003.

Included in transfers out in the accompanying financial statements for the years ended December 31, 2004 and 2003 is approximately $501,000 and $336,000, respectively, of transfers to an hourly savings plan maintained by the Company. The remaining transfers out for the year ended December 31, 2003 are the result of the Company’s divestiture of its metals business during 2003.

6.	Risks and Uncertainties

The Plan’s invested assets ultimately consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the inherent risk associated with investment securities and the uncertainty related to changes in the value of investment securities, it is at least reasonably possible that the exposure to these various risks and uncertainties in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Owens Corning

Savings Plan

Plan Number 004

EIN 34-4323452

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issuer	Description of Investment	Cost *	Current Value
Fidelity **	Low-Priced Stock Fund		$89,664,132	***
	Retirement Money Market Portfolio		51,904,797	***
	Spartan U.S. Equity Index Fund		41,228,662	***
	Blue Chip Growth Fund		38,960,081	***
	Diversified International Fund		36,991,947	***
	Growth & Income Portfolio		31,686,907	***
	Puritan Fund		26,536,346	***
	Growth Companies		16,542,098
	Aggressive Growth Fund		13,748,425
	Investment Grade Bond Index		13,574,031
	U.S. Bond Index		5,615,891
	Spartan Extended Market Index		5,494,624
	Freedom 2010		4,163,511
	Freedom 2020		4,061,912
	Freedom 2030		2,168,509
	Freedom Income		1,589,839
	Freedom 2040		1,384,711
	Freedom 2000		544,815
Owens Corning **	Company common stock		2,497,821
	Loans to participants (interest rates ranging from 4%-11.5%; maturity dates ranging from 2004-2025)		8,999,201

			$397,358,260

*	Cost not included as all funds are participant directed

**	Represents a party-in-interest

***	Represents five percent or more of Plan assets